Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Table of Contents

1.1	Date	3

1.2	Overview	6

	1.2.1 Pebble Project	7

	1.2.1.1 Project Background and Status	7

	1.2.1.2 Current Technical Programs	11

	1.2.2 Legal Matters	12

	1.2.3 Financings	13

	1.2.4 Market Trends	14

1.3	Selected Annual Information	15

1.4	Summary and Discussion of Quarterly Results	15

1.5	Results of Operations	16

1.6	Liquidity	18

1.7	Capital Resources	19

1.8	Off-Balance Sheet Arrangements	19

1.9	Transactions with Related Parties	19

1.10	Fourth Quarter	21

1.11	Proposed Transactions	21

1.12	Critical Accounting Estimates	21

1.13	Changes in Accounting Policies including Initial Adoption	21

1.14	Financial Instruments and Other Instruments	21

1.15	Other MD&A Requirements	23

	1.15.1 Disclosure of Outstanding Share Data	23

	1.15.2 Disclosure Controls and Procedures	23

	1.15.3 Management’s Report on Internal Control over Financial Reporting ("ICFR")	24

	1.15.4 Limitations of Controls and Procedures	24

	1.15.5 Risk Factors	24

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.1
Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements (the "Interim Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the three and nine months ended September 30, 2020, and the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the "2019 Financial Statements") and the annual MD&A for the same period, as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of November 12, 2020.

All dollar amounts herein are expressed in thousands of Canadian dollars, unless otherwise specified.

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

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the uncertainties with respect to the effects of COVID-19;

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our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

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the issuance of the Record of Decision by the US Army Corps of Engineers ("USACE");

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our ability to successfully apply for and obtain the federal and state permits that will be required to develop the Pebble Project, including under the Clean Water Act ("CWA"), the National Environmental Policy Act ("NEPA"), and relevant legislation;

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our plan of operations, including our plans to carry out and finance exploration and development activities and for working capital purposes and our expectations regarding our cash and working capital requirements;

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our ability to raise capital for the exploration, permitting and development activities and meet our working capital purposes;

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our expected financial performance in future periods;

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our expectations regarding the exploration and development potential of the Pebble Project;

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the outcome of the legal proceedings in which we are engaged; and

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factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Key assumptions upon which the Company’s forward-looking information are based include:

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that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

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that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

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that the COVID-19 outbreak will not materially impact or delay our ability to obtain permitting for a mine at the Pebble Project;

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that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;

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that our key personnel will continue their employment with us; and

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that we will continue to be able to secure minimal adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

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an inability to ultimately obtain permitting for a mine at the Pebble Project;

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an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

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the USACE may be delayed in issuing its Record of Decision;

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government efforts to curtail the COVID-19 pandemic may delay the release by the USACE of the issuance of its Record of Decision, and may delay the Company in completion of its work relating to this permitting process;

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our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

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an inability to complete a partnering transaction on terms satisfactory to the Company;

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an inability to continue to fund exploration and development activities and other operating costs;

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the highly cyclical and speculative nature of the mineral resource exploration business;

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the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

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an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

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the potential for loss of the services of key executive officers;

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a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

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the volatility of copper, gold and molybdenum prices and share prices of mining companies;

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the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

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the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

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potential claims by third parties to titles or rights involving the Pebble Project;

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the uncertainty of the outcome of current or future litigation;

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the possible inability to insure our operations against all risks;

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the highly competitive nature of the mining business;

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our ability to obtain funding for working capital and other purposes;

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the potential equity dilution to current shareholders from future equity financings; and

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that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward-looking statements on an ongoing basis and updates this information when circumstances require it.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following section uses the terms "Measured Resources", "Indicated Resources" and “Inferred Resources”. The Company advises investors that these terms are recognized and required by Canadian regulations under National Instrument 43-101, Standards of Disclosure for Mineral Properties ("43-101"). The United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure required for issuers whose securities are registered with the SEC under the US Securities Exchange Act of 1934, effective February 25, 2019 ("The SEC Modernization Rules"). The SEC Modernization Rules include the adoption of definitions of the terms and categories of resources which are "substantially similar" to the corresponding terms under Canadian Regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report as Measured Resources, Indicated Resources and Inferred Resources under 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

In addition, Inferred Resources have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101.

1.2
Overview

Northern Dynasty is a mineral exploration company which, through its wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership"), holds a 100% interest in mining claims that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project" or "Pebble") in southwest Alaska, USA ("US"). The Company’s business in Alaska is operated through the Pebble Partnership.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources. During the quarter, the Company announced the results of a study designed to assess the rhenium content of the Pebble deposit, indicating that in addition to being a significant copper and gold deposit, Pebble contains a globally significant resource of rhenium. Rhenium is considered a strategic metal by the US Congress, the US Geological Survey, the US Department of Interior and the US military. Jet engine and related military applications currently account for approximately 80% of current annual US rhenium consumption, and industrial applications that employ rhenium as a catalyst in the production of such things as high octane, lead-free gasoline, account for the remainder.

The August 2020 estimate of the Pebble mineral resources1 at a 0.30% copper equivalent cut-off grade comprises:

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6.5 billion tonnes in the combined Measured and Indicated categories at a grade of 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum, 1.7 g/t silver and 0.41 ppm rhenium, containing 57 billion pounds of copper, 71 million ounces of gold, 3.4 billion pounds of molybdenum, 345 million ounces of silver and 2.6 million kilograms of rhenium; and

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4.5 billion tonnes in the Inferred category at a grade of 0.25% copper, 0.25 g/t gold, 226 ppm molybdenum, 1.2 g/t silver and 0.36 ppm, containing 25 billion pounds of copper, 36 million ounces of gold, 2.2 billion pounds of molybdenum, 170 million ounces of silver and 1.6 million kilograms of rhenium.

A significant milestone for the Pebble Project was reached on July 24, 2020, when the USACE published the Final Environmental Impact Statement ("Final EIS") for the Pebble Project. The Final EIS is the culmination of a 2.5 year long, intensive review process under the National Environmental Policy Act. Led by the USACE, the Pebble EIS process also involved eight federal cooperating agencies (including the US Environmental Protection Agency and US Fish & Wildlife Service), three state cooperating agencies (including Alaska Department of Natural Resources and Alaska Department of Environmental Conservation), the Lake & Peninsula Borough and federally recognized tribes.

The USACE website states the Record of Decision ("ROD") is estimated for fall 2020. Its Management’s expectation that the ROD will be issued during this current presidential administration.

Much of the work by the Company through the Pebble Partnership since 2017 has focused on facilitating and providing support to the federal EIS permitting process, which led to the release of the Final EIS. The process and programs are summarized in section 1.2.1.1, Permitting and section 1.2.1.2, Current Technical Programs.

1 For further details see Section 1.2.1, Pebble Project - August 2020 Mineral Resource Estimate.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

The Company has continued to actively engage and consult with project stakeholders to share information and gather feedback on the Pebble Project, its potential effects and proposed mitigation. In 2018, 2019 and 2020, right-of-way agreements were secured with Alaska Native village corporations and other landowners whose lands cover portions of several proposed transportation and infrastructure routes for the Pebble Project. Opportunities for additional community benefits from development of the project are also being explored. During the third quarter in July 2020, the Pebble Performance Dividend revenue sharing program for full-time adult residents of Bristol Bay communities, and a Memorandum of Understanding ("MOU") with Alaska Peninsula Corporation ("APC") were announced, as further described in section 1.2.1.1, Agreements and Other Initiatives with Alaska Native Village Corporations.

Corporate activities have been directed toward raising capital to support the EIS process and discussions directed toward securing a partner with which to advance the overall development of the project. On the strength of the Final EIS and ROD, Northern Dynasty’s goal is to secure a major mining company (or consortium of companies) to become a partner(s) in the Pebble enterprise, and participate in the final stages of project evaluation, design and permitting. In the meantime, the Pebble Partnership will continue to advance programs and partnerships to enhance public and political support for the Pebble Project in Alaska, and prepare for state permitting.

From 2001, when Northern Dynasty’s involvement at the Pebble Project began, to September 30, 2020, a total of $972 million (US$878 million) has been invested to advance the project.2

Corporate

As at September 30, 2020, the Company had $63.1 million in cash and cash equivalents and had working capital of $47.5 million. Financings with gross proceeds of approximately US$43.9 million ($59.3 million) were completed during the quarter (see section 1.2.3 Financings). As of the date of this MD&A, the Company’s cash balance was approximately $54.4 million (US$41.4 million, using the closing rate of C$1.3143).

Although, the Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, additional financing will be required beyond the twelve-month period for the development of the project. The Company will seek the necessary financing through any of or a combination of debt and equity and/or contributions from possible new Pebble Project participants however, there can be no assurances that it will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

1.2.1
Pebble Project

The Pebble Project is located in southwest Alaska, approximately 17 miles from the villages of Iliamna and Newhalen, and approximately 200 miles southwest of the city of Anchorage. Situated in an area of rolling hills approximately 1,000 feet above sea-level and 60 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

1.2.1.1
Project Background and Status

The Pebble deposit was discovered in 1989 by a prior operator, which by 1997 had developed an initial outline of the deposit.

Northern Dynasty has been involved in the Pebble Project since 2001. Exploration since that time has led to significant expansion of the mineral resources in the Pebble deposit, including a substantial volume of higher grade mineralization in its eastern part. The deposit also remains open to further expansion at depth and to the east. A number of other occurrences of copper, gold and molybdenum have also been identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier-stage prospects has not yet been fully explored.

Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004. A Preliminary Assessment of the Pebble Project completed in 2011, provided initial insights into the size and scale of project that the Pebble resource might support. The Pebble Partnership continued to undertake detailed engineering, environmental and socioeconomic studies over the next two years.

2 Of this, approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc, which participated in the Pebble Partnership from 2007 to 2013, and the remainder was financed by Northern Dynasty. A major part of the 2007-2013 expenditures were on exploration, resource estimation, environmental data collection and technical studies, with a significant portion spent on engineering of possible mine development models, as well as related infrastructure, power and transportation systems. The mine-site and infrastructure studies completed are not necessarily representative of management’s current understanding of the most likely development scenario for the project, and accordingly, Northern Dynasty is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological and exploration information, remain important information available to the Company to advance the project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

In February 2014, the US Environmental Protection Agency ("EPA") announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, which enabled the project to move forward with state and federal permitting. Also as part of the joint settlement agreement, the EPA agreed to initiate a process to propose to withdraw the Proposed Determination. That process was initiated in July 2017 but was suspended in January 2018. It was re-initiated by the EPA in late June 2019, ultimately leading it its withdrawal in July 2019.

Permitting

In the latter part of 2017, a project design based on a smaller mine concept was developed for the Pebble Project. The CWA 404 permit application was submitted to the USACE on December 22, 2017, initiating federal permitting for the Pebble Project under NEPA. Significant milestones in this permitting process are summarized below:

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On February 5, 2018, USACE announced the appointment of AECOM, a leading global engineering firm, as third-party contractor for the USACE EIS process;

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On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated USACE EIS process;

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Between April and August 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by the USACE:

o
Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018; and

o
The USACE released the Scoping Document on August 31, 2018.

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On February 20, 2019, USACE posted the draft EIS (the "Draft EIS") on its website, then initiated a public comment process on the Draft EIS, which was completed on July 2, 2019;

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In February 2020, a preliminary version of the Final EIS was distributed for comment and review to cooperating agencies and to tribes participating in the process;

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In March 2020, USACE announced it had decided on a Northern Transportation Route option as the draft Least Environmentally Damaging Practicable Alternative ("LEDPA") for accessing the proposed Pebble mine site, subsequent to which Pebble Partnership revised its Proposed Project Description to align with the USACE selection. The Northern Transportation Route includes adjustments to the port site (location at Diamond Point with off-shore lightering station) and a road and pipeline route (located further to the north with no lake crossings or ferry terminals);

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In May 2020, the EPA issued a letter confirming the EIS process for the proposed Pebble mine led by the USACE is proceeding well, and effectively addressing all issues and concerns raised by EPA, the US Fish and Wildlife Service (USFWS) and other cooperating agencies. The letter reflects the EPA’s decision not to pursue so-called 3(b) elevation under the CWA 404(q) guidelines; and

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On July 24, 2020, the USACE posted the Final EIS on its website.

Northern Dynasty, through Pebble Partnership, has continued to advance engineering studies to refine the mine design and to support the EIS process. The results of this work have been reported in updates to the Project Description. The Project Description and other relevant documents related to the EIS process are available on the USACE website at https://pebbleprojecteis.com.

The Final EIS analyzes the potential impacts of four action development alternatives, and a "No Action" alternative. The development option selected by USACE as the draft LEDPA is described in the June 2020 Project Description. It includes a proposed open-pit mining operation and associated ore processing facilities in southwest Alaska, an 82-mile road, pipeline and utilities corridor to a permanent, year-round port facility on Cook Inlet, a lightering location in Iniskin Bay, a 164-mile natural gas pipeline from existing energy infrastructure on the Kenai Peninsula to the Pebble mine site, a 270 MW natural gas-fired power plant at the mine site and smaller power generation facility at the port site.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Over 20 years of mining, the Pebble Project as proposed will extract approximately 70 million tons of mineralized material annually at the extremely low strip ratio of 0.12:1. A conventional blast-haul-crush and froth flotation milling process with nameplate capacity of 180,000 tons per day will be employed to produce, on average, 613,000 tons of copper-gold concentrate each year (containing 318 million lb Cu, 362,000 oz Au and 1.8 million oz Ag) and 15,000 tons of molybdenum concentrate (containing 14 million lb Mo). The current mine plan proposal encompasses the important environmental safeguards previously described, including:

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a smaller footprint, consolidating major site infrastructure in a single drainage.

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a more conservative Tailings Storage Facility ("TSF") design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

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separation of potentially acid generating ("PAG") tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

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co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock to the open pit at closure;

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no permanent waste rock piles; and

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no cyanide usage.

Topline findings from the Final EIS Executive Summary include:

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On subsistence fish and wildlife resources: “Overall, impacts to fish and wildlife would not be expected to impact harvest levels. Resources would continue to be available because no population-level decrease in resources would be anticipated.” (ES 51)

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On commercial fishing: “There would be no measurable change in the number of returning salmon and the historical relationship between ex-vessel values and wholesale values. In addition, there would be no changes to wholesale values or processor operations expected…. Under normal operations, the Alternatives would not be expected to have a measurable effect on fish numbers and result in long-term changes to the health of the commercial fisheries in Bristol Bay.” (ES-87)

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On water quality: “An Alaska Pollutant Discharge Elimination System (APDES) permit stipulation requires treated water quality monitoring, to ensure discharged water meets applicable water quality criteria. Assuming these protections are adopted, direct and indirect impacts of treated contact waters to off-site surface water are not expected to occur.” (ES-70)

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On local communities and socioeconomic impacts: “The increase in job opportunities, year-round or seasonal employment, steady income, and lower cost of living described above would have beneficial impacts on the EIS analysis area, especially for communities in the LPB, during construction and operations of the project.” (ES-54)

“The project could reduce or eliminate the current local population decline because of the increase in employment opportunities and indirect effects on education and infrastructure; it could also lead some prior residents to return to communities.” (ES-48)

The next step in the federal permitting process for Pebble is the ROD, which the USACE website states is estimated for fall 2020. Its Management’s expectation that the ROD will be issued during this current presidential administration. The Pebble Partnership must also secure a number of permits issued by the State of Alaska, a process expected to take 2 – 3 years.

The proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a comprehensive EIS review process under NEPA.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Agreements and Other Initiatives with Alaska Native Village Corporations

The Pebble Partnership carries out an active program of engagement and consultation with stakeholders in the area of the Pebble Project in parallel with its technical work, and includes discussions to secure stakeholder agreements to support the project’s development.

Right-of-Way Agreements

The Pebble Partnership has finalized Right of Way ("ROW") agreements with Alaska Native village corporations and other landowners with land holdings along proposed transportation and infrastructure routes for the Pebble Project. In other cases, discussions with landowners continue to progress toward final agreements.

The ROW agreements secure access to portions of several proposed transportation and infrastructure routes to the Pebble Project site for construction and operation of the proposed mine and represents a significant milestone in the developing relationship between Pebble and the Alaska Native people of the region. The Pebble Partnership is confident it will secure the right to use defined portions of each of the Native village corporations’ lands for the construction and operation of transportation infrastructure associated with the Pebble Project.

Agreements include the following provisions:

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The Pebble Partnership will make annual toll payments to the Alaska Native village corporation land upon whose lands Pebble-related transportation infrastructure is built and operated, and pay other fees prior to and during project construction and operation;

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Village corporations have been granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on their lands; and

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The Pebble Partnership has agreed to negotiate a profit sharing agreement with Alaska Native village corporations that will ensure that the corporations and their shareholders benefit directly from the profits generated by mining activity in the region.

Additionally, transportation and other infrastructure for a mine at Pebble is expected to benefit Alaska Native village corporations, their shareholders and villages through access to lower cost power, equipment and supplies, as well as enhanced economic activity in the region. Spur roads connecting to the local villages will allow local residents to access jobs at the Pebble mine site and port site.

The USACE’s identification of the Northern Transportation Route as the draft LEDPA for the Pebble Project in 2020 has required that the Pebble Partnership secure additional ROW agreements with Alaska Native village corporations and other private landowners with land holdings along the northern route. The Pebble Partnership is in the process of securing these additional ROW agreements, and is confident it will ultimately achieve the access rights required to build and operate transportation and related infrastructure for the Pebble Project.

Other Community Initiatives

On June 16, 2020, the Company announced the Pebble Partnership has established the Pebble Performance Dividend LLP to provide a local revenue sharing program with the objective of ensuring that full-time residents of communities in southwest Alaska benefit directly from the future operation of the proposed Pebble Project. The intention is for the Pebble Performance Dividend LLP to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3 million each year the Pebble mine operates, beginning at the outset of project construction. Future payments following capital payback are expected to increase beyond this initial amount.

An MOU between the Pebble Partnership and APC was announced on July 6, 2020. APC is an Alaska Native village corporation with extensive land holdings proximal to the Pebble site. The MOU envisages that APC will lead the development of a consortium of Alaska Native village corporations with land holdings along the northern route ("Northern Transportation Route ", see section 1.2.1). It is contemplated that the consortium would provide road maintenance, truck transport, port operations and other logistical services to the Pebble Project should that development of the mine proceed. The MOU is consistent with the Company’s strategy of ensuring the development of the Pebble Project will benefit local Alaska communities and people. The MOU is not a binding final contract. Any final contracts with APC or other Alaska Native village corporations will require further negotiation of commercial terms and negotiation of definitive contracts. There is no assurance that these contracts will be concluded or that the Alaska Native village corporations will support the Pebble Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.2.1.2
Current Technical Programs

In 2020, technical programs have mainly been focused on support of the EIS process and federal permitting of the Pebble Project, which include planning and implementing engineering and environmental field studies and data collection programs. Additionally, in the third quarter, a study of rhenium in the Pebble deposit was completed and the mineral resource estimate was updated.

The Company has continued to engage and consult with project stakeholders to share information and gather feedback on the Pebble Project.

Engineering

Site Programs

Geophysical and geotechnical surveys and studies for a right-of way of the marine portion of the natural gas pipeline route to Amakedori were completed in 2019. Additional survey work for the pipeline route across Cook Inlet that connects with the Northern Transportation Route described in the Project Description was done in 2020. The application for the pipeline right-of-way was submitted in the third quarter.

The Pebble team conducted a comprehensive review of the Final EIS for the Pebble Project in July 2020. USACE’s expectations for compensatory mitigation of wetlands impacts associated with the project were outlined in a letter to the Pebble Partnership in August 2020. The Compensatory Mitigation Plan ("CMP") is part of the permitting process and necessary to receiving a federal ROD. As described under Environment below, site surveys to collect data for the CMP were part of the summer 2020 program. The Company announced that the Pebble Partnership had submitted the CMP to USACE in November 2020.

2020 Mineral Resource Estimate

To complete the mineral resource estimate, domains were created for the Pebble deposit based on geology, alteration and grade distribution; estimation parameters, including top cuts, search strategy, and variography were developed for each modelled domain. Rhenium values were interpolated into the Pebble block model using Ordinary Kriging and classified in the same manner as previously estimated grades for copper, gold, molybdenum and silver.

David Gaunt, P.Geo., a qualified person as defined under 43-101 who is not independent of Northern Dynasty, is responsible for the mineral resource estimate, which has an effective date of August 18, 2020. Further details are available in the 2020 Technical Report on the Pebble Project, Southwest Alaska, USA, by J. David Gaunt, P. Geo., James Lang, P.Geo., Eric Titley, P.Geo., Ting Lu, P.Eng., and Stephen Hodgson, P.Eng., ("September 2020 Technical Report"), which is filed under the Northern Dynasty profile at www.sedar.com.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Pebble Deposit August 2020 Mineral Resources
Cutoff CuEq %	CuEq%	Metric Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Re (ppm)	Cu Blb	Au Moz	Mo Blb	Ag Moz	Re Kkg
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.7	0.32	3.83	5.93	0.21	28.1	167
0.4	0.66	508,000,000	0.34	0.36	180	1.7	0.32	3.81	5.88	0.20	27.4	163
0.6	0.77	279,000,000	0.40	0.42	203	1.8	0.36	2.46	3.77	0.12	16.5	100
1.0	1.16	28,000,000	0.62	0.62	302	2.3	0.52	0.38	0.56	0.02	2.0	14
Indicated
0.3	0.77	5,929,000,000	0.41	0.34	246	1.7	0.41	53.58	64.81	3.21	316.4	2,443
0.4	0.82	5,185,000,000	0.45	0.35	261	1.8	0.44	51.42	58.35	2.98	291.7	2,271
0.6	0.99	3,455,000,000	0.55	0.41	299	2.0	0.51	41.88	45.54	2.27	221.1	1,748
1.0	1.29	1,412,000,000	0.77	0.51	343	2.4	0.60	23.96	23.15	1.07	109.9	853
Measured + Indicated
0.3	0.76	6,456,000,000	0.40	0.34	240	1.7	0.41	56.92	70.57	3.42	344.6	2,615
0.4	0.81	5,693,000,000	0.44	0.35	253	1.8	0.43	55.21	64.06	3.18	320.3	2,431
0.6	0.97	3,734,000,000	0.54	0.41	291	2.0	0.50	44.44	49.22	2.40	237.7	1,848
1.0	1.29	1,440,000,000	0.76	0.51	342	2.4	0.60	24.12	23.61	1.08	112.0	867
Inferred
0.3	0.55	4,454,000,000	0.25	0.25	226	1.2	0.36	24.54	35.80	2.22	170.4	1,603
0.4	0.68	2,646,000,000	0.33	0.30	269	1.4	0.44	19.24	25.52	1.57	119.1	1,154
0.6	0.89	1,314,000,000	0.48	0.37	292	1.8	0.51	13.90	15.63	0.85	75.6	673
1.0	1.20	361,000,000	0.68	0.45	377	2.3	0.69	5.41	5.22	0.30	26.3	251

Notes:

Copper equivalent (CuEQ) calculations use metal prices: US$1.85/lb for Cu, US$902/oz for Au and US$12.50/lb for Mo, and recoveries: 85% Cu, 69.6% Au, and 77.8% Mo (Pebble West zone) and 89.3% Cu, 76.8% Au, 83.7% Mo (Pebble East zone).

Contained metal calculations are based on 100% recoveries.

A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

The mineral resource estimate is constrained by a conceptual pit shell that was developed using a Lerchs-Grossman algorithm and is based in the following parameters: 42 degree pit slope; metal prices and recoveries of US$1,540.00/oz and 61% Au, US$3.63/lb and 91% Cu, US$20.00/oz and 67% Ag and US$12.36/lb and 81% Mo, respectively; a mining cost of US$1.01/ton with a US$0.03/ton/bench increment and other costs (including processing, G&A and transport) of US$6.74/ton.

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed analyses that would be required in pre-feasibility and feasibility studies.

ALS Global Geochemistry in North Vancouver, Canada (an ISO/IEC 17025 certified facility) is the main laboratory for the analysis of drill core samples from the Pebble Project. Samples are prepared at ALS laboratory Fairbanks, Alaska. Drill core samples were analyzed for Cu, Mo and 31 additional elements by 4 acid digestion of a 0.4 g sample followed by ICP-AES. Au, Pt and Pd were determined by fire assay fusion of a 30 g sample followed by ICP-AES finish. Cu, Mo, Ag, Re and 47 additional elements were also determined by 4 acid digestion of a 0.25 g sample followed by ICP-AES/MS finish. Hg was determined by aqua regia digestion of a 0.5 g sample followed by cold vapour AAS.

As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and blanks one in 50 regular samples. The control sample results were then checked to ensure proper QAQC.

Page | 12

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Environmental and Socioeconomic

Environmental Baseline Document and Supplemental Environmental Baseline Document

The 27,000-page Environmental Baseline Document ("EBD") for the Pebble Project was released to the public in January 2012. The purpose of the EBD and Supplemental EBD (see further details below) is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. The EBD is based on extensive environmental baseline data that has been collected since 2004 with the goal to design and plan a project that protects clean water, healthy fish and wildlife populations, and other natural resources in the region. The work involved more than 40 respected independent research firms, utilizing numerous scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The 2012 EBD, available at http://pebbleresearch.com/, characterizes a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities during the period 2004-2008 and from some disciplines in 2009. Data from the 2009-2013 period was compiled into the Supplemental EBD (2009 to 2013), and transmitted to USACE. The full EBD, and all Supplemental EBD chapters (substantively updated since the original EBD was published in 2012), are available on the USACE Pebble EIS website. Wetlands, aquatic resources, marine studies and wildlife monitoring data collected in 2019 has also been provided to USACE.

Environmental site work in 2020 has included environmental monitoring and collection of additional cultural and wetlands data to support the EIS process, and maintenance of existing stream gauges and weather stations. Additional fieldwork to support the mitigation plan was completed during the third quarter.

Community Engagement

Pebble Project technical programs are supported by stakeholder engagement activities in Alaska. The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

●
advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;

●
provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;

●
allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;

●
encourage stakeholder and public participation in the USACE-led EIS permitting process for Pebble; and

●
facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebble Partnership’s outreach and engagement program includes:

●
workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;

●
initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;

●
outreach to elected officials and political staff at the national, state and local levels; and

●
outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, conservation organizations, among others.

Through these various stakeholder initiatives, the Company seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native corporations, and energizes the economy of Southwest Alaska.

Page | 13

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.2.2
Legal Matters

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases were captioned:  Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.); Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.); and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints relied on claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and alleged liability for losses pursuant to Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. On April 30, 2018, the US District Court for the Central District of California dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018. On February 22, 2019, the US District Court for the Central District of California again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, captioned Victor Diaz v. Northern Dynasty Minerals Ltd., et al., Case No. CV 17-1241 PSG (SSx), this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed. In March 2019, the Diaz plaintiffs filed notice of an appeal of the district court's dismissal order, and their appeal was filed with the Ninth Circuit Court of Appeals, in California, in June 2019. The Company filed its response in August 2019 and the plaintiffs submitted their reply in October 2019, closing the briefing before the appellate court. In April 2020, the appellate court decided that a hearing was unnecessary and, on May 8, 2020, the three appellate judge panel issued a memorandum decision affirming the district court's dismissal of the plaintiffs' claims in full. The plaintiffs did not request a rehearing before the Ninth Circuit, and apparently have not appealed to the US Supreme Court. That deadline recently passed, but the recording of filings has lagged and allowances are being made on many deadlines due to the pandemic. If a further appeal is made, the Company will continue to defend itself vigorously in this action.

1.2.3
Financings

Public Offerings

July 2020

On July 15, 2020, the Group completed a bought deal offering ("July 2020 Offering") of 24,150,000 common shares of the Company at a price of US$1.46 per share for gross proceeds of approximately US$35.3 million. The offering was completed pursuant to an underwriting agreement dated July 10, 2020, among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., Canaccord Genuity Corp, H.C. Wainwright & Co., LLC, Paradigm Capital Inc., TD Securities Inc., Roth Capital Partners, LLC and Velocity Trade Capital Ltd. (collectively, the "July 2020 Underwriters"). The July 2020 Underwriters were paid a 5% cash commission.

The July 2020 Offering was completed by way of a prospectus supplement to the Company’s existing Canadian base shelf prospectus and related U.S. registration statement on Form F-10 (SEC File No. 333-238933).

May 2020

On May 13, 2020, the Company completed an underwritten public offering of 14,375,000 common shares at a price of $0.70 per common share for gross proceeds of approximately $10.06 million. The offering was completed pursuant to an underwriting agreement dated April 29, 2020 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC. and TD Securities Inc. (the "May 2020 Underwriters"). The May 2020 Underwriters were paid a 5% cash commission.

The offered shares were offered by way of a short form prospectus in all provinces in Canada, except Quebec, and in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system.

Page | 14

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Private Placements

August 2020

On July 30, 2020, and August 6, 2020, the Group completed two tranches of a non-brokered private placement (outside of the United States) of 5,807,534 common shares and 100,000 common shares, respectively, at US$1.46 per share for gross proceeds of US$8.6 million. The shares issued pursuant to the private placement will be subject to applicable resale restrictions, including a four-month hold period under Canadian securities legislation.

May 2020

On May 13, 2020, the Company completed a non-brokered private placement of 10,357,143 common shares at $0.70 per share for gross proceeds of $7.25 million. The shares issued pursuant to the private placement are subject to applicable resale restrictions, including a four month hold period under Canadian securities legislation.

Use of proceeds

The proceeds from the July and August 2020 financings are anticipated to be used for the following purposes: (i) to fund ongoing work with Alaska and federal regulatory agencies, (ii) to maintain an active corporate presence in Alaska, (iii) to prepare for the commencement of the Alaska state permitting process, (iv) to maintain the Pebble claims in good standing, (v) to facilitate ongoing discussion and possible negotiations to secure a potential project partner or partners, and (vi) general corporate purposes3.

The proceeds from the May 2020 financings are anticipated to be used for: (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of USACE’s EIS; (ii) ongoing outreach and engagement with political and regulatory offices in the Alaska state and US federal government, Alaska Native partners and broader regional and state-wide stakeholder groups; and (iii) for general corporate purposes such as payment of current liabilities associated with the Company’s working capital deficiency at that time.

1.2.4
Market Trends

In 2020, metal prices overall were impacted significantly by the downturn in economic conditions and ongoing uncertainty related to the COVID-19 pandemic.

Copper prices were variable in 2015 and 2016, and the average annual prices decreased. Prices were variable to improving in 2017 resulting in an increase in the average annual price. Prices were variable in early 2018, trended downward from June to August, then improved through to the end of the year and into 2019. Prices decreased in April/May and were slightly variable through September when they increased, and remained stable until late January 2020 when they dropped sharply, losing the gain made in late 2019. In March 2020, prices dropped sharply in response changing economic conditions related to COVID-19 but rebounded in May and trended upward during the third quarter. Prices dropped slightly in October. A recent closing price is US$3.13/lb.

3 Anticipated to include, without limitation (i) approximately US$5.3 million payable to legal counsel, due December 24, 2020, as disclosed in our Q1 2020 MD&A, (ii) certain bonus payments payable upon receipt of a successful Record of Decision, as disclosed in our Statement of Executive Compensation, to the extent that these payments are paid in cash, and (iii) certain payments that may be made to third parties in consideration of the grant of rights of way or other legal rights of access required for development of the Pebble Project, as these may be negotiated by the Company

Page | 15

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Gold prices were variable in 2015, with a decrease in the average annual price from the prior year. Prices trended upward for most of 2016. In 2017, prices were variable to increasing, but then dropped late in the year. After rebounding in January 2018, prices were relatively stable for several months, until dropping in the third quarter of 2018. Prices trended upward in the latter part of 2018 and through most of 2019 before stabilizing from September to December 2019. Gold prices trended upward from January to March 2020, when they dropped sharply, then resumed the upward trend in response to uncertainty about global economic conditions related to COVID-19. Prices reached record highs in late July and early August, then dropped a bit but have stabilized somewhat since that time. A recent closing price is US$1,875/oz.

Molybdenum prices trended downward through the end of 2015. After being relatively flat in 2016, prices increased in 2017 and through most of 2018, and were steady from September to December 2018. Prices had varied only slightly in 2019, before dropping from October through to mid-January 2020. Molybdenum prices were on a downtrend for most part in 2020 but have improved since August, with a recent closing price of US$9.20/lb.

Average annual prices of copper, gold and molybdenum for the past four years as well as the average prices so far in 2020 are shown in the table below:

	Average metal price 1,2
Year	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb
2015	2.49	1,160	6.73
2016	2.21	1,251	6.56
2017	3.22	1,272	7.26
2018	2.96	1,269	11.94
2019	2.72	1,393	11.36
2020 (to November 12)	2.71	1,758	8.60

1.
Source for copper, gold and molybdenum (2013-2017) is Argus Media at www.metalprices.com
LME Official Cash Price for copper and molybdenum (2013-2017)
LBMA PM Price for gold
2.
Source for 2018-2020 prices for molybdenum is Platts

Page | 16

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.3
Selected Annual Information

Not required for an interim MD&A.

1.4
Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of Comprehensive Loss	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018
Expenses
Exploration and evaluation	$14,470	$10,332	$7,234	$11,998	$14,265	$14,701	$12,050	$9,114
General and administrative	3,272	2,727	2,407	2,122	2,723	2,171	2,349	2,470
Legal, accounting and audit	701	638	987	780	(45)	790	891	1,074
Share-based compensation	6,992	615	447	455	2,149	662	704	741
Other items 1	326	144	(360)	235	26	(50)	217	(902)
Loss for the quarter	$25,761	$14,456	$10,715	$15,590	$19,118	$18,274	$16,211	$12,497

Basic and diluted loss per common share	$0.05	$0.03	$0.02	$0.04	$0.05	$0.05	$0.05	$0.04
Weighted average number of common shares (000s)	499,285	451,788	434,012	387,352	371,605	346,717	326,902	314,449

1.
Other items include interest income, finance expense, exchange gains or losses, gain or loss on revaluation of warrants, and other income.

Discussion of Quarterly Trends

Evaluation and exploration expenses ("E&E") has fluctuated depending on activities undertaken. In 2018, the Company focused on environmental monitoring, engineering studies to support permitting and responding to USACE requests for information in the EIS scoping process. In 2019, the Company focused on planning and deploying site investigations related to supporting the EIS process and the natural gas pipeline right-of-way application, and continued to respond to USACE requests for information relating to the Draft EIS, including the review thereof and providing comments thereon, for USACE’s process to advance a final EIS. In 2020, the Company continued its efforts in support of the EIS process including costs associated with LEDPA and the compensation mitigation plan. Further details are discussed in Engineering under Section 1.2.1.2. E&E also includes costs for Native community engagement, site leases, land access agreements and annual claim fees.

General and administrative expenses ("G&A") have fluctuated depending on financing activities undertaken by the Company. In addition, G&A has been impacted by the payments of bonuses including discretionary performance based bonuses paid to the Pebble Partnership CEO ("PLP CEO") (Q4 2018, Q3 2019, Q1, Q2 and Q3 2020), and incentive bonuses paid to certain staff (Q1 2019, Q4 2019 and Q1 2020).

Page | 17

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

In Q3 and Q4 2019, legal, accounting and audit expenses decreased as the Company received insurance proceeds for cumulative securities class action legal costs incurred, which offset expenses in each of these quarters. In Q4 2018, legal fees included a bonus payment of approximately US$0.3 million relating to securities law advice provided during the year by the Company’s US legal counsel.

Share-based compensation expense ("SBC") has fluctuated due to the timing and quantum of share purchase option ("option") grants and the vesting periods associated with these grants. The Company granted 6,783,000 and 6,610,500 options in Q3 2020 and Q3 2019 respectively.

1.5
Results of Operations

The following financial data has been prepared from the Interim Financial Statements, and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1
Results of Operations – Three and nine months ended September 30, 2020 versus 2019

For the three months, the Company recorded a $6.6 million increase in net loss as loss from operating activities increased by $6.3 million due mainly to a $4.8 million increase in SBC in the current quarter.

For the nine months, the Company recorded a $2.7 million decrease in net loss as loss from operating activities decreased by $2.6 million, which is driven by a $9.0 million decrease in E&E which was offset by increases in G&A ($1.2 million) and SBC ($4.5 million).

Exploration and evaluation expenses

The breakdown of E&E for the period as compared to 2019 is as follows:

E&E	Three months		Nine months
	2020	2019	2020	2019
Engineering	$2,120	$4,065	$8,516	$17,264
Environmental	4,403	4,227	10,317	11,187
Property fees	7	14	7	14
Site activities	1,849	2,083	2,659	3,275
Socio-economic	4,149	2,171	8,401	7,156
Transportation	1,831	1,465	1,881	1,713
Other activities and travel	111	240	255	407
Total	$14,470	$14,265	$32,036	$41,016

E&E increased by $0.2 million in the current quarter and by $9.0 million for the nine month period due to a decrease in engineering related activities offset by an increase in socio-economic activities due to outreach and engagement programs. In 2019, the Company was advancing engineering studies and responding to information requests from the USACE prior to the release of the Draft EIS.

Page | 18

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

General and administrative expenses

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the period as compared to 2019:

	Three months		Nine months
	2020	2019	2020	2019
Conference and travel	$5	$150	$136	$360
Consulting	556	230	1,322	640
Depreciation of right-of-use assets	58	55	177	167
Insurance	235	173	582	513
Office costs, including information technology	333	221	885	666
Management and administration	1,894	1,789	4,440	3,962
Shareholder communication	161	199	539	679
Trust and filing	30	(94)	325	256
Total G&A	3,272	2,723	8,406	7,243
Legal, accounting and audit	701	(45)	2,326	1,636
	$3,973	$2,678	$10,732	$8,879

G&A in the current quarter increased by $0.5 million due primarily to the increase in consulting fees, trust and filing and management and administration, the latter due in part to a discretionary performance bonus being paid. Legal, accounting and audit expenses increased by $0.7 million as in 2019, the Company received insurance proceeds for securities class action costs incurred.

In the year to date, G&A increased by $1.2 million due primarily to discretionary performance and incentive bonuses paid to certain staff and the PLP CEO respectively, and higher consulting fees being incurred. Legal, accounting and audit costs increased by $0.7 million, as costs in the prior year were reduced by the receipt of insurance proceeds for cumulative securities class action costs incurred.

SBC has fluctuated due to the timing and quantum of option grants, RSUs and DSUs and the vesting periods associated with these grants. In the current quarter 6,783,000 options were granted (2019 – 6,610,500 options were granted) with an estimated fair value of $1.60 (2019 – $0.56) per option.

For the year, the Company recognized a net loss of $204 on the revaluation of the warrant liabilities which were exercised in the second quarter.

1.5.2
Financial position as at September 30, 2020 versus December 31, 2019

The total assets of the Company increased by $52.7 million due largely to the increase in cash balances as a result of the July 2020 financings and proceeds from the exercise of warrants and options, and the increase in carrying value of the Company’s mineral property, plant and equipment as the depreciation of the Canadian dollar in relation to US dollar resulted in an increase in the carrying value in the Company’s reporting currency.

Page | 19

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.6
Liquidity

The Company's major sources of funding have been the issuance of equity securities for cash, primarily through private placements and prospectus offerings to sophisticated investors and institutions, and proceeds pursuant to the exercise of options and warrants~~.~~ The Company's access to financing is always uncertain. There can be no assurance of continued access to equity funding.

As at September 30, 2020, the Company had cash and cash equivalents of $63.1 million, which is an increase of $49.1 million from December 31, 2019. In the nine months ended September 30, 2020, the Company raised gross proceeds of approximately $82.6 million from financings, of which $59.3 million was raised in the current quarter (see 1.2.3 Financings). The Company employed $37.7 million in its operating activities for the nine months ended September 30, 2020 and repaid $2.5 million of funds drawn from the unsecured non-revolving term credit facility agreement that it had entered into with certain parties including two related parties, in November 2019. The Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, being the next 12 months. There can be no assurances that the Company will be successful in obtaining additional financing at that point. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to reduce or curtail its operations at some point.

At September 30, 2020, the Company had a working capital of $47.5 million as compared to a working capital deficiency of $0.2 million at December 31, 2019. The Company has no lease or any other long-term obligations other than those disclosed below:

The following commitments and payables (expressed in thousands) existed at September 30, 2020:

		Payments due by period as of the reporting date
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables 1	$15,835	$15,835	$–	$–
Payables to related parties	933	933	–	–
Lease commitments 2	1,348	354	700	294
Total	$18,116	$17,122	$700	$294

Notes to table

1.
Includes legal fees due to legal counsel of US$5,155 and accrued interest to September 30, 2020 of US$120 due December 24, 2020, and US$635 payable on completion of a partnering transaction.
2.
Relates to the undiscounted lease payments to be made by the Company over the remaining lease terms.
3.
US dollar amounts have been converted at the closing rate of $1.3323 US dollar.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and payment of annual toll payments and fees pursuant to the right of way agreements (see Right-of-Way Agreements under Section 1.2.1.1 Project Background and Status). In addition, the Company has payments relating to routine site and office leases, which is included in the table above.

Page | 20

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.7
Capital Resources

The Company’s capital resources consist of its cash reserves, which include its cash and equivalents. As at September 30, 2020, other than noted in 1.6 Liquidity, the Company has no other long-term debt and no commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8
Off-Balance Sheet Arrangements

As at September 30, 2020, the Company had no off-balance sheet arrangements.

1.9
Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Current directors of the Company namely Robert Dickinson and Ron Thiessen, Board Chair and Chief Executive Officer of the Company resepectively, are active members of the HDI Board of Directors. Mark Peters, the Company’s Chief Financial Officer ("CFO"), is the CFO of HDSI. Other key management personnel of the Company – Adam Chodos, Sean Magee, Stephen Hodgson4, Bruce Jenkins, Mike Westerlund and Trevor Thomas – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

4 Stephen Hodgson is employed though a subsidiary of HDSI, Hunter Dickinson Servicepay (US) Inc., and provides services to the Pebble Partnership on a full time basis as Senior Vice President, Engineering & Project Director.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Ongoing contractual or other commitments resulting from the related party relationship

Other than noted below, there are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either party.

In an addendum to the Services Agreement between HDSI and the Company, dated October 10, 2015, following a change of control, the Company is subject to termination payments if the Services Agreement is terminated. The Company will be required to pay HDSI $2.8 million, and an aggregate amount equal to six months of annual salaries payable to certain invidual service providers under the Services Agreement and their respective employment agreements with HDSI.

The Company has an office use agreement with HDSI whereby the Company rents a specified office from HDSI for its sole use.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 9 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 9 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10
Fourth Quarter

Not applicable

1.11
Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.12
Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.13
Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.14
Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, government treasury bills, low risk corporate bonds and money market funds, which are available on demand by the Group as and when required or mature in timeframes appropriate to the needs of the Company. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the three and nine months ended September 30, 2020. Amounts receivable include receivable balances with government agencies, prepaid expenses and refundable deposits. Management has concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position is discussed further in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: Group entities, the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc., have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk~~.~~ The Company’s exposure to foreign exchange risk is as follows:

	September 30	December 31
US dollar denominated financial assets and liabilities (in Canadian Dollars)	2020	2019
Financial assets:
Amounts receivable	$251	$263
Cash and cash equivalents and restricted cash	43,557	14,090
	43,808	14,353
Financial liabilities:
Long term payables	(756)	(932)
Warrant liabilities	–	(43)
Payables to related parties	(715)	(24)
Trade and other payables	(15,633)	(12,426)
	(17,104)	(13,425)
Net financial assets exposed to foreign currency risk	$26,704	$928

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $2,670 (December 31, 2019 – $93) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the three and nine months ended September 30, 2020.

Commodity price risk

While the value of the Company’s Pebble Project is related to the price of copper, gold, molybdenum and silver and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Copper, gold, molybdenum and silver prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.15
Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2019 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A, is as follows:

Number
Common shares issued and outstanding	509,046,631
Share options pursuant to the Company’s incentive plan	28,481,500
Deferred share units	458,129
Restricted share units	–
Warrants and non-incentive plan options1,	17,924,765

Note to table:

1.
Non-incentive plan options make up 211,500 of the total. These were issued on the acquisition of Cannon Point in October 2015. Warrants make up the balance and were issued pursuant to the, prospectus financings in June 2016 and 2019, a private placement financing in July 2016 and the Credit Facility.

1.15.2 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management so that decisions can be made about the timely disclosure of that information.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

1.15.3 Management’s Report on Internal Control over Financial Reporting ("ICFR")

The Company's management, including the Chief Executive Officer ("CEO") and the CFO, is responsible for establishing and maintaining adequate ICFR. ICFR is a process designed by, or under the supervision of, the CEO and CFO and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.4 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.5 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Risks Associated with the Novel Coronavirus ("COVID-19")

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact our business and results of operations and the operations of contractors and service providers. Our plans to advance the development of the Pebble Project are dependent upon the continued progress of our approval and permitting process with the USACE, the EPA and Alaskan state agencies, as well as our ability to continue the work required in connection with this process through our employees and our contractors. While we have not experienced a COVID-19 related delay to date, it is possible that government efforts to curtail the COVID-19 outbreak will result in delays in our permitting process, including the progress through to a ROD. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the coronavirus has spread globally. The actions of most governments to control the spread have included closing boarders, which has made it difficult for us to effectively pursue a partner program. The spread is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares as well as mineral commodity prices. These adverse effects on the economy, the stock market and our share price could adversely impact our ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of the Pebble Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

The Company may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size. Accordingly, there is no assurance that the Company will obtain the required permits. The Company has filed a CWA 404 permit application with the USACE, which triggered an EIS process under NEPA. The receipt of the ROD following the issuance of the Final EIS may take several months and the requirement for the company to secure a broad range of other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project, we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares. The current mine plan that is included in the Project Description for the development of the Pebble Project is not supported by any preliminary economic assessment or any preliminary or final feasibility study.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large-scale mining project, the Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the "BBW"). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

Northern Dynasty has not completed any feasibility study or pre-feasibility study on the Pebble Project to date. The "preliminary economic assessment" completed by the Company on the Pebble Project in 2011, as referred to in the 2017 Annual Information Form, did not contain the level of mine plan or costing detail that would be included in either a preliminary feasibility study or a final feasibility study that would be necessary to make a determination of the existence of mineral reserves or for a production decision for the Pebble Project. Further, neither the cost information nor the development scenario contemplated in the 2011 preliminary economic assessment are current.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

Northern Dynasty has included mineral resource estimates that have been made in accordance with 43-101. These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises United States investors that although with the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", there is no assurance any mineral resources that Northern Dynasty may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. Under Canadian securities law, estimates of "inferred mineral resources" cannot form the basis of feasibility or prefeasibility studies, except in rare cases.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to operate this way for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements have been Prepared Assuming Northern Dynasty will continue on a Going Concern Basis

Northern Dynasty has prepared its Financial Statements on the basis that Northern Dynasty will continue as a going concern. At September 30, 2020, the Company had a working capital of $47.5 million. Although Northern Dynasty completed two financings in the current quarter raising gross proceeds of approximately $53.9 million, additional financing may be required in order to continue to achieve the Company’s business objectives from mid 2021. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values. Refer also to discussion in 1.6 Liquidity.

Northern Dynasty Has A History Of Negative Cash Flow From Operations Which Is Anticipated To Continue For The Foreseeable Future

Northern Dynasty experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2020 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Northern Dynasty’s business plans for the development of the Pebble Project, Northern Dynasty expects cash flow from operations to continue to be negative until revenues from production at the Pebble Project begin to offset operating expenditures, of which there is no assurance. Accordingly, Northern Dynasty’s cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of the Pebble Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

As the Pebble Project is Northern Dynasty’s only Mineral Property Interest, the Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore may cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and reduce its ability to obtain New Financing

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project

The ability of Northern Dynasty to raise financing to fund the Pebble Project will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to fund its activities related to the advancement of the Pebble Project.

Mining is Inherently Dangerous and Subject to Conditions or Events beyond the Company’s Control, which could have a Material Adverse Effect on the Company’s Business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements could Significantly Increase the Costs of Developing the Pebble Project and Could Delay These Activities

Northern Dynasty and the Pebble Partnership must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and nine months ended September 30, 2020

Changes in Government Regulations or the Application thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

Litigation

The Company is, and may in future be subject to legal proceedings, including with regard to actions discussed in 1.2.2. Legal Matters in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect of the Company.

Northern Dynasty is Subject to Many Risks that are Not Insurable and, as a Result, Northern Dynasty will Not Be Able to Recover Losses through Insurance Should Such Certain Events Occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses, which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of the Key Personnel that it Engages to Undertake its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or be More Expensive to Undertake than Anticipated

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including HDSI (refer 1.9 Transactions with Related Parties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. If we are unable to raise the necessary capital resources, we may at some point have to reduce or curtail our operations, which would have a material adverse effect on our ability to pursue the permitting and development of the Pebble Project.

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